

MY STORY



I'm Rob, and I used to own 7 ice cream stores.

It amazed me how **haphazard and antiquated the** hiring processes were in the retail & hospitality industries.

Some stores got lots of resumes – but **wasted tons of money and time** on high turnover and bad employees.

Other stores **struggled to get anyone to apply**, and were always hurting for candidates.

It all made me realize that **there had to be a better way.**



Hourly workers are
1/2 OF THE ECONOMY



90% own a smartphone



42% of them make less than $15/hr



79 million
hourly workers in the US

60% of the workforce





50% higher turnover than the general workforce.
Food & beverage turnover cost = $6,000/hire (Cornell Study)



Fully-loaded economic cost of service-sector turnover is **$200 Billion+**
(50 million workers x 73% turnover x $6,000+ / hire = $219 Billion)

PROBLEM



FOR APPLICANTS



IT SUCKS!

Applying to 100+ jobs, filling out paper application forms, doing 45-minute applications, never hearing back



Resumes often hit a "black hole" and never get looked at again!

RESUMES

Tell you nothing about whether a candidate will be a good fit!



NO TRAINING OR DATA



Hiring is usually done at the store level, by a manager with no HR training – baking pizzas and interviewing candidates! Minimal or no data-driven decision making

SMALL OPERATORS

All hiring tasks are done manually, so lots of time gets wasted



EMPLOYERS

LARGER OPERATORS



Piecing together 10+ different clunky not-mobile-friendly solutions for recruitment, screening, assessments, hiring, onboarding, paperwork, etc.

HIGH TURNOVER



Constant problem, massive expense. Labor / headcount is the biggest line item in hospitality.



HIGHERME SOLVES THIS



HIRING SOFTWARE

- Candidate dashboard

- Predictive Analytics (Retention & Performance)

- Video cover letter

- Customizable assessments

- Branded careers page

- Text-to-apply & Interview scheduling modules

- Paperless onboarding

- Tax Credit Screening







SPECIALIZED CANDIDATE NETWORK

Talent Pool, a curated "AngelList Jobs for retail & hospitality" with industry-specific matching that lets employers reach out directly to candidates



 **REDUCED EMPLOYER COST**

 **THE BEST APPLICANTS**

 **INCREASED RETENTION**

MRR HAS GROWN 3.5X IN 16 MONTHS



Monthly Recurring Revenue

GREAT PARTNERS












CANDIDATE FLOW HAS GROWN 8X IN THE LAST YEAR

Trailing 365-Day Candidate Volume



Monetizing this candidate growth is a key focus for 2018



WHY NOW?

"Perfect storm" of labor market challenges and impacts:

- **INDUSTRY GROWTH:** Sales up **36.1%** since 2010 and employment up **26.4%**

- **LABOR CONSTRAINTS HIGH:** Increasing **wages**, low **unemployment**, decreasing **immigration**

- **JOB SEEKER INTEREST LOW:** Down from 75% of employer demand in 2013 to **50% in 2017**

- **INCREASING TURNOVER:** up from 56% in 2010 to **73% in 2016** (compared to 5% increase economy-wide)

- **SHIFT TO DIGITAL:** **online recruitment** increasing by 6% annually through 2020 (higher in food/beverage)

- **SHIFT TO MOBILE:** 80% of people 16-34 used a **mobile device** for their job search in 2014



HIRING WORKFLOW – HIGHERME

| Someone quits or is fired | → | Source candidates (inbound / outbound) | → | Review resumes, decide who to interview | → | Schedule interviews | → | Conduct interviews | → |

| Screen candidates, decide who to hire | → | Extend invites, fill out paperwork | → | File paperwork | → | Train employee | → | Manage and communicate with employee |

Now

Soon

Eventually



**WORKFLOW INTEGRATION
= STICKY
= UNIQUE INSIGHTS**

WE HAVE FIGURED OUT CUSTOMER ACQUISITION

Drip Email Campaigns	Outbound Cold Calling	Referral & Network Expansion	Trade Shows & Conferences	Paid Media & Advertising
Cost-effective, highly scalable	A focus for medium-larger prospective clients	Franchises = Powerful networks	Still a huge channel in this sector	Facebook, LinkedIn, Direct Mail
Proprietary sourcing of prospect emails	The source of many early large customers	Viral Growth: Firehouse Subs & Dunkin' Donuts	Industry is very relationship-driven	Promising early results
Currently our #1 method for selling	Fits this industry – not everyone is tech-savvy	Not limited geographically	Great ROI from early initiatives	Our email lists = easy retargeting

LTV: $19,917 per customer

CAC: $3,154 per customer

LTV / CAC: 6.3 X



HOURLY RECRUITMENT: RECURRING SAAS REVENUE

Platform
Access

Average
Customer Size

$50-$200

/month
per location

$520

/month



TEAM



ROB HUNTER

CEO, Co-Founder

Owned 7 Marble Slab ice cream stores.
Previously Data Scientist @ Mobee.
Babson MBA, Ivey HBA



JEF CHEDEVILLE

Head of Engineering, Co-Founder

Previously Co-Founder @ Mobee,
acquired in 2017 by Wiser.
Epitech Software Engineering
(Valedictorian), UC Berkeley Masters



STEPH MORGAN

Chief Revenue Officer

VP of Sales & Co-Founder @
TalentEgg, Canada's top millennial
recruitment solution by market share.
Acquired in 2015.



THE NEXT 18 MONTHS

- **PRODUCT DEVELOPMENT:** We'll continue to build our product team, particularly focusing on adding additional machine learning & artificial intelligence functionality

- **SALES TEAM EXPANSION:** We have a proprietary way of acquiring warm leads, and have enough coming in to continue to grow the sales team quickly and efficiently

- **TRADE SHOWS & MARKETING:** Doubling down on channels that have been initially successful – particularly trade shows – will be critical for our growth.

- **PARTNERSHIPS & ENTERPRISE:** Strategic alliances represent a huge opportunity in this industry. Greater enterprise sales focus will lead to more White Castle's.